

ARCLAND
ENERGY

To: Linnem Development Corporation SA
         Peter A. Fischer
         Lengacher CH-6060
         Sarnen, Switzerland

From: Arcland Energy Corporation
         Rafael Pinedo, Chairman
         17101 Preston Road, Suite 210
         Dallas, Texas 75248

Re: The Kumsky license area located in the Nizhnevartovsky district of the
         Khanty-Mansiysk Autonomous Area.


LETTER OF INTENT
DATE: March 7, 2011


Dear Mr. Fischer,

I, Rafael Pinedo, acting with full corporate authority on behalf of Arcland Energy Corporation, Dallas, Texas hereby express our sincere interest to initiate negotiations concerning acquisition of a majority shareholding in the Kumskaya Neft project described in the attached document.

I confirm availability of funds covering the initial price of 75 % + 1 share of the shares and further I confirm availability of the funds required to develop and operate the oil field.

I kindly request all updated information including the recently prepared valuation of the project made by PricewaterhouseCoopers as a prerequisite to swiftly proceed with a due diligence.

Yours sincerely,

_____
Rafael Pinedo, Chairman
Arcland Energy Corporation

_____
Peter A. Fischer

CC: Bryan Bulloch, President, Arcland Energy Corporation



ARCLAND
ENERGY

APPENDIX I
DATE: March 7, 2011

Re: Kumskaya Oil/Gas Reserves

The Kumsky license area is located in the Nizhnevartovsky district of the Khanty-Mansiysk Autonomous Area, Yugra of the Tyumen Oblast, and 53 km further east than Nizhnevartovsk (geographical coordinates: 60° 56' 0" North, 76° 34' 0" East).

The area of the Kumsky license area is 412.7 km2. The area is situated in a region with developed oil production infrastructure.

Indicated price for 75% (+1 share) equity of OOO "Kumskaya Neft" between $100 to $125 Million USD.

The current owner of Kumskaya Neft has continued drilling works at the field and reserves are now established to be 30% higher than originally forecasted.

PricewaterhouseCoopers has recently re-assessed the company value in view of increase in reserves, additional drilling works, capital input and current oil prices. It is consequently assumed that profitability will be greater than currently indicated.

The PWC report will supplied upon confirmation of interest in the project.

17101 Preston Road, Suite 210 ■ Dallas, Texas 75248 ■ V: 214-774-4820 ■ F: 214-687-0019 ■ www.arclandenergy.com